Tracy Held

Member of **Writers Guild of America West**, **Rideback Rise**, **Independent Writers' Caucus**, Dramatists Guild

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EDUCATION

M.F.A., Dramatic Writing, Carnegie Mellon University, Pittsburgh, PA

B.S., Conservation & Resource Studies, University of California, Berkeley, CA

A.A., Theater Arts, Laney College, Oakland, CA (Deans List)

PROFESSIONAL EXPERIENCE (selected):

Sept 2022 - present
Co-Founder, Erosion, LLC, Los Angeles
Manage independent film company dedicated to telling and promoting climate and conservation stories, produce films, manage budget, administration, and fundraising.

January 2010 – present
Freelance Screenwriter, Playwright, and Director
Draft scripted narrative content for independent producers and small film production companies. Draft stage plays for theater companies and publications. Direct stage plays and films.

Jan 2008 – present
Freelance Grant Writing and Fundraising Consultant, Various Locations
Write grants for nonprofit nature preserves, entertainment creators, psychotherapy organization, etc.

June 2010 – December 2018
Artistic Director, Co-Founder, All Terrain Theater, Berkeley, CA
Managed independent theater company, **producing** original plays.

June 2012 – August 2017
Producer, Co-Founder, 31 Plays in 31 Days, Oakland, CA
Produced international playwrights challenge and podcast series.

Aug 2008 – Aug 2012
Development Associate, Crowden Music Center, Berkeley, CA
Provided administrative support for organization-wide database and for **fundraising** office of nonprofit music school.

Jan 2003 – Aug 2008
Outreach Director & Development Associate, Bay Nature Institute, Berkeley, CA
Oversaw marketing and **fundraising** programs for **nonprofit nature magazine.**

FOREIGN LANGUAGE: Spanish (intermediate), Cantonese (beginner), American Sign Language (beginner)

COMMUNITY ENGAGEMENT:

- Vice-Chair of the WGA West Asian American Writers Committee (2 terms)
- Active member of the WGA Committee of Women Writers and LGBTQ+ Writers Committee
- Events Committee of the Independent Writers' Caucus
- Volunteering with Kearny Street Workshop, Asian American arts organization
- Volunteering with conservation activities and panels

Tracy Held Writing & Producing Credits

PRESS

- ["Brian Tee Producing Anthology Limited Series; Season 1 To Adapt Historical Novel 'Iva, the True Story of Tokyo Rose,'"](#) Deadline, October 23, 2023.
- ["These 16 startups founded by CMU alumni showed off their growth at VentureBridge Demo Day,"](#) Technical.ly, September 21, 2023.
- ["Inspiring Conversations with Tracy Held of Erosion,"](#) VoyageLA, July 24, 2023.

PROGRAMS

- Film Investor Pitch Prep Bootcamp, Sara Elizabeth Timmins, 2025 - Current
- 8Above Film Distribution Lab, 2025 - Current
- Rideback Rise Circle member, 2023 - Current
- VentureBridge startup accelerator for Erosion, 2023

COMMISSIONED SCRIPT WRITING

CreatorUp (Los Angeles, CA), **Genius Produced** (Los Angeles, CA), **Playwrights Foundation** (San Francisco, CA), **The Vagrancy** (Los Angeles, CA), **Disney Research** (Pittsburgh, PA), **PlayGround** (Berkeley, CA), **SF Olympians Festival** (San Francisco, CA), **Loud and Unladylike Festival** (San Francisco, CA), **Trap Street** (Los Angeles, CA), **Be Yourself Entertainment** (Castro Valley, CA), **Sanhedrin** pilot (Hayward, CA)

OPTIONED SCREENWRITING

- **Science Fair the Musical** (feature)
  Winner, Alfred P. Sloan Screenwriting Competition at Carnegie Mellon University (2014)
  Staged Workshop Production in Musical Cafe Showcase with Play Cafe in San Francisco (2016)
  Hollywood Climate Summit Writing Climate PitchFest Winner (2022)
- **Nature Organization** (TV pilot) - *Live-action workplace comedy*
  Hollywood Climate Summit Writing Climate PitchFest Winner (2023/2024)

PRODUCED SCREENWRITING (Selected list)

- **Conservation Starters** (web series)**,** Dir. Allison Bergman**,** Erosion
- **Election Day the Musical** (musical)**,** Dir. Tracy Held Potter**,** Made Here Media/Bobby McGlynn Media
- **Putting My Faith in the Faithless (Electors),** Dir. Farah Dinga**,** Made Here Media
- **Pantdemic,** Dir. Tracy Held**,** Made Here Media
- **Merritt Squad** (web series)**,** Dir. Colin Johnson, BattleStache Studios

STAGE PLAYS (Selected list)

- **A Mother's Seduction**
  Staged Reading, musical, **Winner of People's Choice Award,** Dir. Tracy Ward, PlayGround SF
- **Babies, the Ultimate Birth Control: Terrifyingly Hilarious Plays about Parenting**
  Showcase of shorts with Rachel Bublitz, **Winner, Best of Fringe**, Dir. Elena Wright, SF Fringe Festival
- **Grounding**. *Staged Readings 2017, 2018,* Writing Our World: 10 Min Plays by Women of Color, Houston, LA Fest 2017, Ensemble Studio Theater
- **Plastic Nest**
  School Staged Workshop Production, 2015, Dir. Terrence Mosley, Carnegie Mellon University
  Closed Readings, 2017, 2018, The Reading Series (LA), HBMG Nat'l Winter Playwrights Retreat
- **Princess Audrey**
  Staged Readings 2013, 2015, True False Theatre, PlayGround SF
  Winner of People's Choice Award, Finalist for Best of PlayGround
  Full Production, 2013, **Winner of Best of Fringe**, Dir. Elena Wright, SF Fringe
- **The Pinky Promise Dissolution Service.** *Published, Guilded: Volume 1*, Next Stage Press